Exhibit 99.4

RESIDEO TECHNOLOGIES, INC.

RESTRICTED STOCK UNIT ADJUSTMENT NOTICE

Amended and Restated 2018 Stock Incentive Plan

of Resideo Technologies, Inc. and its Affiliates

Dear [____]:

As you know, on August 3, 2026 (the “Spin Date”), the spin-off (the “Spin-Off”) of ADI Global Distribution Inc. (“ADI”) from Resideo Technologies, Inc. (“Resideo”) was completed. On the Spin Date you held outstanding and unvested restricted stock units (“RSUs”) payable in shares of Resideo common stock (“Resideo Stock”) that were previously granted to you under the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (the “Resideo Stock Incentive Plan”) and pursuant to restricted stock unit agreement(s) and any amendments thereto (collectively, the “Resideo RSU Agreement”).

In connection with the Spin-Off, the Compensation and Human Capital Management Committee of the Board of Directors of Resideo determined, pursuant to Section 5.3(a) of the Resideo Stock Incentive Plan, to adjust the number of shares of Resideo Stock underlying your RSUs that were outstanding and unvested as of the Spin Date by the Resideo Adjustment Ratio (as defined in the Employee Matters Agreement entered into between Resideo and ADI in connection with the Spin-Off (the “EMA”)), such that after the Spin-Off, your RSUs will cover an additional number of shares of Resideo Stock as provided herein (the “Adjusted RSUs”).

This Restricted Stock Unit Adjustment Notice (the “Adjustment Notice”) evidences the necessary adjustments of your RSUs that are required by the Spin-Off. Following the Spin Date, your Adjusted RSUs will continue to be governed by the Resideo Stock Incentive Plan and the terms and conditions of your Resideo RSU Agreement.

The table below summarizes your RSUs before and after the Spin-Off, and the material terms applicable to your Adjusted RSUs:

Original Resideo RSUs
Participant: [____]
Date of Grant: [____]
Number of RSUs on Date of Grant: [____]
Vesting Commencement Date: [____]
Number of Unvested RSUs on Spin Date: [____]

Adjusted RSUs Following Spin-Off
Resideo Adjustment Ratio: [____]

Number of Unvested Adjusted RSUs: [____]

(this is equal to the Number of Unvested RSUs on the Spin Date, as adjusted based on the Resideo Adjustment Ratio and rounded [up][1] to the nearest whole share of Resideo Stock)

Remaining Vesting Schedule as of Spin Date:
Scheduled Vesting Dates	Number of Adjusted RSUs that Vest
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]
[____]	[____]

All of the terms and conditions of your Resideo RSU Agreement as in effect immediately prior to the Spin Date shall continue in full force and effect, except as expressly modified by this Adjustment Notice, the EMA, certain administrative changes, or otherwise in connection with the Spin-Off.

Any capitalized term that is used but not defined in this Adjustment Notice or your Resideo RSU Agreement will have the meaning assigned to it in the Resideo Stock Incentive Plan.

Please follow the instructions below to acknowledge and accept this Adjustment Notice and your Adjusted RSUs. If you would like any further information or have any questions regarding this Adjustment Notice or your Adjusted RSUs, please contact HRAdvisor via email at HRAdvisor@resideo.com.

ACKNOWLEDGMENT

You acknowledge that clicking on the “Accept” button constitutes acceptance of this Adjustment Notice, as well as your understanding and agreement that the terms and conditions of your Adjusted RSUs are set forth in your Resideo RSU Agreement, except as expressly modified by this Adjustment Notice.

[1]	NTD: For participants in France, this should say “down.”